OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-17264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Crown Capital Securities, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

725 Town and Country Road, Ste 530
(No. and Street)

Orange	California	92868
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darol K. Paulsen	714 547-9481	dpaulsen@crowncapitalsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Faber Hass Hurley LLP
(Name – if individual, state last, first, and middle name)

9301 Oakdale Avenue, Ste 230	Chatsworth	CA	91311
(Address)	(City)	(State)	(Zip Code)

2003	PCAOB -223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAROL K. PAULSEN _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CROWN CAPITAL SECURITIES,L.P. _____ , as of 12/31 _____ , 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
C.E.O.

See ATTACHED Certificate

Notary Public _mrl_

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- Exempt ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- Exempt ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- Exempt ☒ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 28th day of March, 2022, by
Date *Month* *Year*

(1) Darol K Paulson

(and (2) N/A).
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MERRI B. ROBINSON
Notary Public - California
Orange County
Commission # 2324749
My Comm. Expires Mar 16, 2024

Signature Merri B. Robinson
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Report X-17A-5

Document Date: 12/31/2021 Number of Pages: —

Signer(s) Other Than Named Above: —

CROWN CAPITAL SECURITIES, L.P.

TABLE OF CONTENTS



Farber Hass Hurley LLP

Certified Public Accountants   9301 Oakdale Avenue, Suite 230   Telephone: (818) 895-1943
Chatsworth, CA 91311   Facsimile: (818) 727-7700
www.fhhcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Crown Capital Securities, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crown Capital Securities, L.P. as of December 31, 2021, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crown Capital Securities, L.P. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crown Capital Securities, L.P.'s management. Our responsibility is to express an opinion on Crown Capital Securities, L.P.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crown Capital Securities, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

The Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, Schedule II, Computation For Determination Of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III, Information Relating to the Possession and Control Requirements Under Rule 15c3-3, Schedule IV, Reconciliation Pursuant to Rule 17a5(d)(4), and Schedule V, Reconciliation of the Computation of Audited Net Capital to Unaudited FOCUS Report Under Rule 15c3-1, have been subjected to audit procedures performed in conjunction with the audit of Crown Capital Securities, L.P.'s financial statements. The supplemental information is the responsibility of Crown Capital Securities, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as Crown Capital Securities, L.P.'s auditor since 2021.

Chatsworth, California

March 31, 2022

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	5,077,135
Commissions receivable		2,859,461
Due from clearing firms		94,427
Prepaid advisory fees		151,512
Prepaid expenses		178,199
Property and equipment, net		45,301
Deposits		233,450
Operating lease asset		1,396,653
TOTAL ASSETS	$	**10,036,138**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Commissions payable	$	3,759,649
Accounts payable		226,580
Accrued deposits		278,618
Deferred revenue		382,725
Operating lease liability		1,581,981
Contingency reserve		20,010
TOTAL LIABILITIES		**6,249,563**
Commitments and contengencies (Note 20)		
PARTNERS' CAPITAL		**3,786,575**
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	**10,036,138**

The accompanying notes are an intergal part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF INCOME
Year Ended December 31, 2021

REVENUE

Commissions insurance products	$ 20,983,052
Commissions mutal fund products	10,473,110
Advisory and asset management fees	16,155,203
Commissions partnerships	5,242,067
Commissons equity transactions	3,392,072
Represenative's fees and reimbursements	1,475,139
Other revenues	414,092
Total revenues	58,134,735

EXPENSES

Commissions	49,825,630
Contract services - personnel	2,712,202
Compliance and inspections	212,948
Communications and data processing	952,589
Insurance	1,109,375
Interest	169,491
Occupancy	704,700
Operating and other	378,907
Professional services	448,134
Penalties	370,000
Settlements, net	14,693
Tax, licenses and permits	300,611
Total expenses	57,199,280
NET INCOME	$ 935,455

The accompanying notes are an integral part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
Year Ended December 31, 2021

	GENERAL PARTNER	LIMITED PARTNERS	TOTAL
Balance, at Deccember 31, 2020	$ 2,584,327	$ 1,253,973	$ 3,838,300
Net Income	629,842	305,613	935,455
Distributions	(660,305)	(326,875)	(987,180)
Balance, at Deccember 31, 2021	$ 2,553,864	$ 1,232,711	$ 3,786,575

The accompanying notes are an integral part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 935,455
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	$ 8,538	
Amortized leased right	185,328	
Changes in operating assets and liabilities:		
Commissions receivable	49,820	
Due from clearing firms	(19,670)	
Prepaid advisory fees	(62,139)	
Prepaid expenses	118,897	
Deposits	(99,626)	
Commissions payable	489,607	
Account payable	23,628	
Accrued deposits	138,618	
Contingency reserve	(1,359,505)	
Deferred revenue	75,188	
Total adjustments		(451,316)
Net cash provided by operating activities		484,139
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of equipment	(13,966)	
Net cash used in investing activities		(13,966)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to partners	(987,180)	
Net cash used in financing activities		(987,180)
Net Decrease in Cash		(517,007)
Cash at Beginning of Year		5,594,142
Cash at End of Year		$ 5,077,135

The accompanying notes are an integral part to the financial statements.

CROWN CAPITAL SECURITIES, L.P.
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2021

Note 1. Nature of operations and significant accounting policies

Crown Capital Securities, L.P. (the "Partnership") was formed on January 4, 1999 in the State of Delaware. The Partnership is a licensed Broker-Dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Partnership also is a Registered Investment Advisor pursuant to the Investment Advisory Act of 1940.

The Partnership operates as an introducing (non-carrying) Broker-Dealer that clears customers' securities transactions with Clearing Broker-Dealers Pershing, LLC and National Financial Services, LLC on a fully disclosed basis. The Clearing Broker-Dealers carry the customers' accounts and maintain records pertaining thereto. The Partnership also maintains business relations with various mutual funds, insurance companies and publicly traded partnerships. The Partnership provides advisory fee services and hosts seminars and conferences. At December 31, 2021, the Partnership was registered in fifty states and Washington, D.C. and has independent registered representatives throughout the United States.

Basis of Presentation

The Financial Statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). References to specific U.S. GAAP in these financial statements cite topics within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Coronavirus Disease 2019 - 2021 ("COVID-19") Pandemic

On March 11, 2020, the World Trade Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States and internationally. The COVID-19 outbreak in the United States has not caused the Partnership a significant amount of disruption to their overall business. An annual conference and a seminar were cancelled and rescheduled to year 2022.

As the situation continues to evolve, the Partnership is closely monitoring the impact of the COVID-19 pandemic on all aspects of the business, including their independent representatives, staff and their clientele. The situation surrounding COVID-19 remains fluid, and if disruptions do arise, it could materially adversely impact the Partnership's business.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions, which could have a material effect on the reported amounts of the financial position and results of operations. The severity, magnitude and duration, as well as the economic consequences of the COVID-19 pandemic, are uncertain, rapidly changing and difficult to predict. Therefore, the accounting estimates and assumptions may change over time in response to the COVID-19 pandemic and may change materially in future periods.

Note 1. Nature of operations and significant accounting policies (continued)

Fair Value Measurements

The Partnership accounts for its financial instruments in accordance with FASB ASC - 820, *Fair Value Measurements* which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuations techniques. Fair value is the is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. The fair value hierarchy prioritizes the inputs of valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant vales are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable

Financial assets consist of cash, commissions receivable, and commissions payable which approximate their estimated fair values based on their short-term nature the Partnership's financial instruments

Revenue Recognition

The FASB issued ASC 606, *Revenue from Contracts with Customers*, which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in U.S. GAAP. Revenue is recognized upon satisfaction of a single-performance obligation by transferring control over the service to a customer based on the terms of the sale. A customer is considered to have control once they are able to direct the use and receive substantially all of the benefits of the product. Revenue from contracts with customers include commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contracts terms. Significant judgement is required to determine whether performance obligations are satisfied at a point of time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue bases on the appropriate measure of the Partnership's progress under the contract; and whether constraints should be applied due to uncertain future events.

Commissions Equity Transactions, Insurance Products, Partnerships and Other

The Partnership earns brokerage transaction fees and commission from its contracts with brokerage customers to transact on their account. This commission revenue represents revenue from introducing trades and is recognized on a trade date basis as broker-dealer services are provided.

Commissions Mutual Fund Products

Mutual Fund or pooled investment investments vehicles (collectively, "Funds") have entered into agreements with the Partnership to distribute/sell its shares to investors. Many Funds pay a commission upon settlement of purchase of the Funds share. Certain fees may be paid over-time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the shares held by the Partnership's customers. The Funds may also, upon the investors exit from the Funds, pay contingent deferred sales charge. Mutual Fund revenue consisting of sales charges is recognized on a trade date basis.

Note 1. Nature of operations and significant accounting policies (continued)

Register Investor Advisory and Asset Money Management

The Partnership, through their Independent Registered Investor Advisors ("RIA"), earn fees from their contracts with brokerage customers as they manage assets for investments and/or to transact on their accounts. These fees are primarily earned over time. Asset Money Management fees are also primarily earned over time as the RIA provides the contracted services and amounts are generally assessed based on a tiered scale of the market value of assets under management ("AUM") at determined month-ends.

Reimbursement Income from Independent Representatives

The Partnership obtains reimbursements from their independent representatives for errors and omissions insurance, third-party internet operating tools, resource materials and paperless records management. The Partnership collects most of the reimbursements by deductions from the respective representatives earned commissions. However, the Partnership reclassifies the deductions as reimbursements in order for commissions expense to better approximate gross commissions reportable to the representatives on their respective annual compensation forms 1099-NEC.

Marketing and Other Revenue

These are general revenues originated by the Partnership. The Partnership hosts seminars and conferences for top performing independent representative and participating investment product sponsors.

Advertising costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2021 was $28,848.

Income Taxes

The Partnership implemented FASB ASC 740, Income Taxes, which changes the framework for accounting for uncertainty in income taxes. Management has considered its tax positions and believes that the positions taken by the Partnership are more-likely-than-not to be sustained upon examination. The Partnership is a "flow through entity", and under the Internal Revenue Code, all taxable income or loss flows through to it's Partners. Therefore, no federal income tax expense or liability is recorded in the accompanying financial statements.

The federal and state income tax returns of the Partnership are subject to examination by the IRS for three years after the tax returns are filed and for state authorities the examination period is four years.

Note 2. Cash

At December 31, 2021, the Partnership's cash balance of $5,077,135 was held by one bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Partnership had an uninsured cash balance of $4,977,982 at December 31, 2021. The Partnership has not experienced any loss as a result of the amount that was in excess of the FDIC insurance, and management believes it is not exposed to any significant credit risk on cash.

Note 3. Commissions Receivable

Commissions receivable represents amounts due from the Partnership's Investment Product Sponsors. At December 31, 2021 the commission receivable balance was $2,859,461.

Note 3. Commissions Receivable (continued)

Management has reviewed the December 31, 2021 receivables for actual payments received following the close of the year ended December 31, 2021, and determined that an allowance for bad debts is not necessary to be included in the financial statements.

Note 4. Due from Clearing Brokers

The Partnership's has receivables due from two clearing brokers that consist of the proprietary accounts for the introducing broker-dealer. Certain clearing account balances may be restricted to comply with the clearing broker agreement. The clearing brokers issue semi-monthly payments to the Partnership. At December 31, 2021, the total due from the clearing broker's was $94,427.

Note 5. Prepaid Advisory Fees

This Prepaid category represents apportioned RIA service fees paid to the Partnership's Register Investment Advisors before December 31, 2021; for deposits of monies that consisted of deferred revenue for year ending December 31, 2022. Accordingly, these prepaid amounts will be recognized as fees/commission expense in the period in which the corresponding deferred revenue is recognized. At January 1, 2021 the Partnership had deferred advisory service revenues of $99,304 that were associated with prepaid advisory services expense of $89,374. At December 31, 2021, the Partnership had deferred advisory service revenues of $178,288 that were associated with prepaid advisory services expense of $151,512.

Note 6. Prepaid Expenses

Prepaid expenses consists of $9,525 for insurance and $168,674 for the year ending December 31, 2022 licensing fees paid in advance to FINRA on behalf of the Partnership's Registered Representatives. At December 31, 2021, the Partnership's prepaid expenses were $178,199.

Note 7. Property and Equipment

Property and Equipment consisting of computer equipment, website design, and security system, are stated at cost less accumulated depreciation and amortization. Capital expenditures and betterments to Property and Equipment with a cost of over $5,000 are capitalized. Repairs and maintenance costs are charged to expense as incurred. The Partnership's depreciable property and equipment and depreciation methodology is as follows:

Description	Cost	Useful life	Method
Computer	$ 13,966	5 years	straight-line
Website design	36,000	5 years	straight-line
Security system	49,990	7 years	straight-line
Total	99,956		
Less accumulated depreciation	54,655		
Property and equipment, net	$ 45,301		

Total depreciation and amortization expense was $8,538 for the year ended December 31, 2021.

CROWN CAPITAL SECURITIES, L.P.
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2021

Note 8. Operating Lease

The Partnership leases its corporate office space under noncancellable operating lease expiring in 2025. The Partnership's lease agreement does not contain any material residual value guarantees or material restrictive covenants. Right-to-use ("ROU") asset represents the right-to-use an underlying asset during the lease term and lease liability represents the obligation to make lease payments arising from the lease. Operating lease ROU asset and liability are recognized at the commencement date of the lease based on the present value of the minimum lease payments over the lease term. When readily determinable, the Partnership uses the rate implicit in the lease agreement in determining the present value of lease payments. If the implicit rate is not provided, the Partnership estimates its incremental borrowing rate based on based on information available at the lease commencement date, based on the lease term. At the commencement of the lease, the ROU asset for the operating lease is measured by taking the sum of the present value of the lease liability, initial direct costs (if any) and prepaid lease payments (if any) and deducting lease incentives (if any). After the lease commencement date and over the lease term, ease expense is recognized as a single cost on a straight-line basis. Lease agreements related to properties are generally comprised of lease components, such as common area maintenance charges, are expensed as incurred and recognized separately from the straight-line lease expense.

During the year ended December 31, 2021, the Partnership reduced the operating lease liability by $318,037; cash paid as operating cash flows from operating lease was $443,599; the weighted average remaining lease term for operating lease was 3.6 years; and the weighted average discount rate was 2.32%.

Future minimum lease obligations as of December 31, 2021 were as follows:

Year Ending, December 31:	Operating Lease
2022	$ 459,125
2023	475,189
2024	491,822
2025	291,000
Total future lease payments	1,717,136
Less: imputed interest	135,155
Total present lease liability	$ 1,581,981

11

Note 9. Deposits

At December 31, 2021, the Partnership deposits that consisted of:

Description	Amount
Pershing, LLC	$ 100,000
National Financial Services, LLC	25,000
Conference Events 2022	101,735
FINRA	6,715
Total	$ 233,450

The Pershing LLC and National Financial Services, LLC deposits are in accordance with the respective clearing firm's agreements and are refundable with-in thirty days in the event of a termination of the agreement.

Note 10. Commissions Payable

Commissions payable represents commissions earned by the Partnership's independent representatives up through December and paid in the subsequent month. The commissions payable includes an accrued estimated amount from the corresponding commissions receivable as of the end of the year ending at December 31, 2021, accrued commissions payable totaled $3,759,649.

Note 11. Accrued Deposits

The Partnership received monies in advance for a conference and seminars which are being conducted in year 2022. The components of the accrued deposits consist of $138,618 of the year ended December 31, 2021 deposits and a $140,000 balance forwarded from the year ended December 31, 2020 for events cancelled early in the year ended December 31, 2021 as a result of the COVID-19 pandemic. At December 31, 2021, the Partnership had deposits for conferences and seminars totaling $278,618 for event to be held in the year ending December 31, 2022.

Note 12. Deferred Revenue

Deferred revenue consists of $173,288 for monies received in the latter months of the year ended December 31, 2021 for RIA advisory and management for services which are to be provided to clients in the first quarter of the year ending December 31, 2022. A second portion of deferred revenue consists of $209,437 for monies received in the latter months of the year ended December 31, 2021 from the Partnership's independent representatives for their respective year ending December 31, 2022 licensing renewals and for administrative services charges. At January 1, 2021 the Partnership had similar deferred revenue of $307,537. At December 31, 2021, the Partnership had deferred revenue totaling $382,725.

Deferred revenue will be reported as reimbursement of income when the corresponding expenses are incurred.

Note 13. Repurchase Agreements

The Partnership acts as an agent in selling tax-sheltered annuities for certain insurance companies. In the event of cancellation of any tax-sheltered annuity contracts by the purchasers, the Partnership may incur a liability for return of unearned commissions. However, the number of cancellations experienced by the Partnership to date has been insignificant

Note 14. Concentrations of Credit Risk

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off balance-sheet risk in the event the customer or clearing broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss. Pursuant to clearing agreements, the Partnership introduces its securities transactions to its clearing brokers, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Partnership, and to maintain certain minimum balances, as defined. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the customers' accounts.

Note 15. Credit Loss

FASB ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) introduced a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires recognition of credit losses based on expected factors, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized. For financial assets measured at amortized cost (e.g., cash and receivables from due from registered representatives, broker dealers and clearing brokers), the Partnership has concluded that there are immaterial expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Note 16. Service and Expense Sharing Agreement with a Related Party

The Partnership has an on-going service and expense reimbursement agreement with a company that is related to the general and a limited partner of the Partnership, where the related company provides professional and administrative personnel and various office services for the Partnership. In addition to the expense reimbursements, the Partnership pays a monthly processing fee to the related company of $7,500.

During the year ended December 31, 2021, the Partnership paid $4,019,192 to the related company for the reimbursement of the various general and administrative expenses, and processing fees pursuant to the service agreement. The Partnership records the service agreement payments by expense categories consisting of: personnel, and various other general and administrative expense categories.

Note 17. Related Party Transactions

For the year ended December 31, 2021, the Partnership was reimbursed $1,075,945 by their independent representatives for errors and omissions insurance and reimbursed another $399,193 for operating and administrative resources for a total of $1,475,138. The reimbursements are obtained through commission expense payment reductions.

The Partnership also has affiliation agreements with the Crown Capital Insurance Agency, L.L.C., CCIA Nevada, Inc. and Jewel Insurance Agency, Inc (collectively, CCIA Group"), where they agree to provide the Partnership with the exclusive use of their licenses that the Partnership reasonably requires to operate its business as a full-service broker/dealer and investment advisor. For the year ended December 31, 2021, total revenues generated from these agreements were $8,605,003, $15,039 and $16,837, respectively. In consideration for these entities providing the use of their licenses, the Partnership shall advance funds or reimburse each CCIA Group for any and all expenses they incur with obtaining or maintaining their licenses.

Note 18. Statement of Cash Flows

Supplemental disclosure of Cash Flow information regarding cash paid for the year:

Interest expense	$ 169,491
State income/receipts tax	$ 24,820

Note 19. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to allowable net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Partnership had net allowable capital of $2,991,388 as computed in supplementary Schedule I, which was $2,667,860 in excess of its required minimum net capital of $323,528. The required minimum net capital is the greater of $50,000 or $323,528 as computed at 6.67% of the $4,852,911 aggregate liabilities as indicated on the December 31, 2021 Statement of Financial Condition after adjustment for the operating lease liabilities in excess of operating lease asset. The Partnership's liabilities to net capital ratio was 1.62 to 1.

Note 20. Commitments and Contingencies

At December 31, 2021, the Partnership is named as a defendant in twelve arbitration proceedings, one complaint and one class action. Such matters arise in the course of business, and it is common in the broker-dealer industry. The amount sought for compensatory damages, in the aggregate of the minimum range, approximates $4,690,000 but does not include potential amounts for punitive damages, legal fees and other costs. The Partnership has established a 6.667% contingency reserve of $20,010 based on an aggregate of $300,000 for liability insurance deductibles.

With regards to arbitration proceedings, the Partnership's management believes it has meritorious defenses and will be vigorously defending itself against the claims with their legal counsel proceeding accordingly.   The Partnership maintains liability insurance, and in the event of any excess settlement balance, management expects to be covered by their Errors and Omissions ("E&O") insurance provider.

Note 20. Commitments and Contingencies (continued)

In addition to the 6.667% estimated contingency reserve, the Partnership implements FASB ASC 450-20, "Contingencies" which requires that a liability is to be recognized for an accrued contingent loss:

1. If it is probable that an obligation has been incurred because of a transaction or event that occurred on or before the date of the financial statements, and

2. If the amount of the obligation can be reasonably estimated.

The Partnership had been subject to an industry wide SEC Share Class Disclosure Initiative (the "SCSD" Initiative). The SEC claimed that the Partnership's clients were placed in a more expensive class of mutual funds and that their advisors received 12b-1 fees without proper disclosure. During the prior year ended December 31, 2020 the Partnership had accrued a loss contingency reserve of $1,349,500; as the amount was probable and reasonably estimated.

During the year ended December 31, 2021 the Partnership agreed to settle the "SCSD" Initiative with the SEC for the following category amounts: $1,138,740 disgorgement, $154,173 interest and a $295,000 penalty for a total of $1,587,913. When the Partnership made the SEC settlement payment, $1,349,500 was charged to the loss contingency reserve and the remaining balance of $238,413 was expensed.

Note 21. Subsequent Events

The Partnership's management has evaluated subsequent events through March 31, 2022, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES
Year Ended December 31, 2021

SCHEDULE I

Part 1 - Computation of Net Capital pursuant to Rule 15c3-1

Total Partners' Capital, at December 31, 2021	$ 3,786,575

Less non-allowable assets:

Commissions receivable, aged over 30 days or ineligible %	300,548
Prepaid commissions	151,512
Prepaid expenses	178,199
Property and equipment, net	45,301
Deposits	108,450

Less deductions:

Haircut for fidelity bond deductible	11,177
Total non-allowed assets and deductions	795,187
Net Capital pursuant to Rule 15c3-1	$ 2,991,388

Part 2 - Computation of Minimum Net Capital Required

General liabilites, before other amounts	4,667,583
Operating lease liability in excess of operating lease asset	185,328
Aggregate indebtedness	$ 4,852,911
Required Net Minimum Net Capital *	$ 323,528

* (6.67% of aggregate indebtedness, or $50,000, whichever is greater)

Excess Net Capital at December 31, 2021	$ 2,667,860
Ratio of aggregate indebtedness to net capital	1.62

See accompanying report of independent accounting firm

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES
Year Ended December 31, 2021

SCHEDULE II

Computation of reserve requirement pursuant to Rule 15c3-3:

The Partnership claims an exemption under paragraph (k)(2)(ii) under Rule 15c3-3 and the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership (4) transaction fees; (5) independent representative fees; and (6) other revenues, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

The Partnership claims an exemption under paragraph (k)(2)(ii) under Rule 15c3-3 and the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership (4) transaction fees; (5) independent representative fees; and (6) other revenues, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SCHEDULE IV

Reconciliation of net capital computation to the reserve computation pursuant to Rule 17a5(d)(4):

The Partnership claims an exemption under paragraph (k)(2)(ii) under Rule 15c3-3 and the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership (4) transaction fees; (5) independent representative fees; and (6) other revenues, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent accounting firm

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULE V
Year Ended December 31, 2021

RECONCILIATION OF THE AUDITED NET CAPITAL TO UNAUDITED FOCUS REPORT

	Partners' Capital	Non-Allowable Items	Net allowable Capital
Unaudited Fourth Quarter, Focus Report, December 31, 2021	$ 4,078,924	$ (616,650)	$ 3,462,274
Subsequent Adjustments:			
Decrease in revenue	(62,514)	-	(62,514)
Increase in expenses	(204,655)	-	(204,655)
Commissions Receivable - non-allowable	-	(26,076)	(26,076)
Prepaid and other assets- non-allowable	-	(156,941)	(156,941)
Fidelity Bond - haircut	-	4,480	4,480
Increase in distributions	(25,180)	-	(25,180)
Net Capital, December 31, 2021	$ 3,786,575	$ (795,187)	$ 2,991,388

See accompanying report of independent accounting firm



Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Crown Capital Securities, L.P.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5(d), in which (1) Crown Capital Securities, L.P. ("Partnership") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) The Partnership stated that the Partnership met the identified exemption provisions throughout December 31, 2021, the most recent fiscal year without exception.

The Partnership is also filing this Exemption Report because the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership (4) transaction fees; (5) independent representative fees; and (6) other revenues. In addition, the Partnership (1) did not did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
March 31, 2022



CROWN
CAPITAL
SECURITIES, L.P.

Management's Exemption Report – Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

The Management of Crown Capital Securities, L.P. ("the Partnership") is responsible for compliance with the reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker-dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker-dealer's designated examining authority (DEA). This report is for the Partnership's year ended December 31, 2021.

I, Darol K. Paulsen, to the best of my knowledge and belief make these assertions regarding the exemption provision as follows:

The Partnership claims exemption from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). The exemption applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

The Partnership is also filing this exemption report because the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) money management; (2) advisory fees; (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership; (4) transaction fees; (5) independent representative fees; and (6) other revenues, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

To the best of my knowledge and belief the Partnership is therefore exempt from rule 15c3-3 because it met the exemption requirement to Rule 15c3-3 of the Securities and Exchange Commission, under paragraph (k)(2)(ii) and other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 exemption throughout the Partnership's most recent fiscal year ended December 31, 2021, without exception.

Crown Capital Securities, L.P.

Darol K. Paulsen, Chief Executive Officer

March 31, 2022

20

725 Town & Country Road • Suite 530 • Orange • CA 92868 • 714·547·9481 • Fax 714·547·9735